UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 6 )

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MariaDB plc

(Name of Subject Company)

MariaDB plc

(Name of Person Filing Statement)

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6 ”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024, June 17, 2024 , June 24, 2024 and July 5, 2024 and as may be further amended or supplemented from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares (the “Cash Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Bidco on June 24, 2024, as may be further amended or supplemented from time to time, which contains as exhibits the amended and restated Offer to Purchase and Letter of Transmittal.

The information in the Statement, including all exhibits and annexes that were previously filed with the Statement, are incorporated in this Amendment No. 6 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 6 . Capitalized terms used in this Amendment No. 6 and not defined shall have the meanings ascribed to them in the Statement.

Item 8 . Additional Information

Item 8 of the Statement is amended and supplemented by adding the following new section immediately prior to the section beginning with the heading “Cautionary Statement on Forward-Looking Statements” :

“Offer Unconditional As to Acceptances.

As of 5:00 p.m. (New York City time) on July 9, 2024, Bidco formally lowered the Acceptance Condition for its Offer for MariaDB to not less than 78% in nominal value of the Maximum MariaDB Shares Affected. Such revised Acceptance Condition was satisfied and the Offer became unconditional as to acceptances, which was announced by a press release on July 10, 2024, included as Exhibit (a)(1)(Q).

Following satisfaction of the Acceptance Condition, the Offer is no longer conditioned on the Acceptance Condition, whether or not acceptances fall below 78% in nominal value of the Maximum MariaDB Shares Affected prior to 5:00 p.m. (New York City time) on July 23, 2024. Accordingly, the Acceptance Condition in the Offer Document, the Letter of Transmittal and the other exhibits to the Schedule TO/A is lowered from not less than 80% to not less than 78% in nominal value of the Maximum MariaDB Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 78% of the voting rights attaching to the Maximum MariaDB Shares Affected and deemed satisfied from the Acceptance Unconditional Time through the Expiration Time, even if there are withdrawals during the Post-Acceptance Unconditional Period.”

Item 9. Exhibits

(a)(1)(Q)
Announcement Regarding Lowering of Acceptance Condition and Offer Unconditional as to Acceptances issued on July 10 , 2024 (incorporated by reference to Exhibit (a)(1)( Q ) to the Schedule TO-T filed by Meridian BidCo LLC on July 10 , 2024).

Statements required by the Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”)

In accordance with Rule 27.1(c) of the Irish Takeover Rules, the Company confirms that, save as set out in this Amendment No. 6 , there have been no changes at of the date hereof in the information disclosed in the Solicitation/Recommendation Statement on Schedule 14D-9 as amended and restated on June 24, 2024 which are material in the context of that document, or which otherwise specifically require to be updated under the provisions of Rule 27.1(c).

In accordance with Rule 19.2 of the Irish Takeover Rules, the directors of the Company accept responsibility for the information contained in this Amendment No. 6 . To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Amendment No. 6 is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MARIADB PLC

Date: July 10 , 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer